

May 30, 2023

Robert Bertram
Chief Legal Officer
CAVA GROUP, INC.
14 Ridge Square NW, Suite 500
Washington, D.C. 20016

>   **Re: CAVA GROUP, INC.**
>   **Registration Statement on Form S-1**
>   **Filed May 19, 2023**
>   **File No. 333-272068**

Dear Robert Bertram:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Use of Proceeds, page 59

1. We note that you intend to use the net proceeds from this offering for new restaurant openings and for general corporate purposes. Please revise to disclose the approximate amount intended to be used for each purpose. Refer to Item 504 of Regulation S-K.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kenneth B. Wallach